UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Castle Dental Centers, inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14844P105
(CUSIP Number)

September 29, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     14844P105 13G  Page  2 of  3   Pages1
NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
Pecks Management Partners Ltd.        11-3015963

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)  [ ]
  (b)  [ ]
Not applicable

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

New York

5 SOLE VOTING POWER

0

6 SHARED VOTING POWER

Not applicable

7 SOLE DISPOSITIVE POWER

0

8 SHARED DISPOSITIVE POWER

Not applicable

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[  ]
Not applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


IA

Item 1(a): Name of Issuer:

Castle Dental Centers, Inc

Item 1(b): Address of Issuer's Principal Executive Offices:


3701 Kirby Drive
Houston, Texas  77098

Item 2(a) Name of Person Filing

Pecks Management Partners Ltd.



Item 2(b): Address of Principal Business Office:

One Rockefeller Plaza, Ste 900, New York, NY 10020



Item 2(c): Citizenship:

New York



Item 2(d): Title of Class of Securities:

Common Stock





Item 2(e): CUSIP Number:

14844P105



Item 3: If the reporting person is an investment adviser in accordance with
 240.13d-1(b)(1)(ii)(E), check this box.  [X]

Item 4:   Ownership:

Not applicable

Item 5:Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable






Item 7:Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8:Identification and Classification of
Members of the Group:

Not applicable.



Item 9:   Notice of Dissolution of Group:

Not applicable.



Item 10:  Certification:

Inasmuch as the reporting person is no longer the beneficial owner of more than five percent of the number of shares outstanding of the issuer of the securities referenced herein, the reporting person has no further reporting obligation under Section 13(d) of the Act with respect to such issuer.






SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 29, 2003




By: /s/Robert J. Cresci
Name: Robert J. Cresci
Title: Managing Director